EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(In thousands)

	2004	2005	2006	2007	2008

Earnings:
Income before income taxes	$115,609	132,588	125,752	158,998	163,956
Plus: fixed charges per below	23,999	26,547	32,399	36,657	37,887
Less: capitalized interest per below	167	432	654	206	29
Plus: current period amortization of interest
capitalized in prior periods	13	21	30	39	39

Total earnings	$139,454	$158,724	$157,527	$195,488	$201,853

Fixed charges
Interest expense	$21,724	$23,489	$28,970	$33,430	$35,527
Capitalized interest	167	432	654	206	29
Interest portion of rent expense	2,108	2,626	2,775	3,021	2,331

Total fixed charges	$23,999	$26,547	$32,399	$36,657	$37,887

Ratio of earnings to fixed charges	5.8	6.0	4.9	5.3	5.3